

July 28, 2015

Via E-mail
Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford; Suite 300
Houston, TX 77079

> **Re: CARBO Ceramics Inc.**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **Response Dated July 23, 2015**
> **File No. 1-15903**

Dear Mr. Bautista:

We have reviewed your response dated July 23, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 12

1.   We note your response to comment two from our letter dated July 9, 2015. Please address the following:

- You state "mothballed assets are evaluated for possible impairment while idled assets are not evaluated because such short-term production stoppages are not an indication of a possible impairment of a long-lived asset." It is not clear to us why you believe that idling assets does not result in a significant adverse change in the extent and manner in which they are being used such that they should not be tested for recoverability based on the provisions of ASC 360-10-35-21. Please fully explain to us, and clarify in future filings, how and why you determined that idling assets due to significant adverse market conditions is not a triggering event that would require you to assess the recoverability of those assets; and

- You state you will disclose you performed an interim impairment analysis upon mothballing your McIntyre, Georgia facility and will describe the results of that analysis. In regard to your impairment analyses of mothballed and/or idled assets, please fully explain to us, and clarify in future filings, how you estimate future cash flows associated with those assets, including if and when you assume the facilities commence production.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief